China Dredging Group Co., Ltd. Reports Unaudited First Quarter 2012 Results

FUZHOU, China, Sep. 21, 2012  /PRNewswire-Asia/ — China Dredging Group Co., Ltd. (together with its consolidated subsidiaries and variable interest entities, "China Dredging," the "Company," "we," "us" and "our"), one of the leading independent (non-state-owned) providers of dredging services in the PRC, today announced its unaudited financial results for the first quarter of 2012.

Three Months Ended March 31, 2012 Highlights

•	Revenues of $59.5 million, a 18.7% period-over-period increase

•	Gross profit of $31.5 million, a 8.2% period-over-period increase

•	Net income of $21.7 million, a 18.7% period-over-period decrease

•	Operating cash flow of $33.8 million, a 175.8% period-over-period increase

•	Cash of $146.1 million and working capital of $159.4 million as of March 31, 2012

"I am very pleased that we were able to deliver strong quarterly results in revenue in the first quarter of 2012," said Mr. Xinrong Zhuo, Chairman and Chief Executive Officer of China Dredging. "We believe this revenue growth reflects our strong strategic relationship with our main contractors, and we are committed to enhancing our market share in China’s dredging industry."

Recent Developments

In July 2012, we did not renew two dredgers lease agreements when the contracts expired, and terminated leasing one dredger in the consideration of its working efficiency. We try to integrate our management and technology for new projects. These three dredgers are not suitable for the new upcoming projects. As a result, we currently have 10 dredgers in our fleet, including 6 non-self-propelling cutter suction dredgers, 2 trailer suction hopper dredgers and 2 grab dredgers.

2012 First Quarter Operating Results

	For the Three Months Ended
	March 31,
	2012	2011

Contract Revenue	$59,499,531	$50,131,369
Percentage Change	18.7%

Contract revenue increased by $9.4 million, or 18.7% (13.7% without foreign exchange effect) to $59.5 million for the three months ended March 31, 2012, compared to $50.1 million for the three months ended March 31,2012. The increased contract revenue primarily resulted from the increase of our dredging volume and unit construction price, which is a price negotiated with the contractor for each specific project. We completed 32.5 million cubic meters of dredging volume for the three months ended March 31, 2012, as compared to 28.5 million cubic meters for the three months ended March 31, 2011, representing an increase of 13.9% in dredging volume. In addition, the unit construction price per cubic meter increased by $0.07, or 4.0% (-0.2% without foreign exchange effect), to $1.83 for the three months ended March 31, 2012 from $1.76 for the same period of 2011. The increase was primarily due to an increase of demand for our dredging services and general market conditions.

	For the Three Months Ended
	March 31,
	2012	2011

Gross Profit	$31,477,413	$29,091,405
Gross Profit Margin	52.9%	58.0%

Gross profit increased by $2.4 million, or 8.2% (3.7% without foreign exchange effect), to $31.5 million for the three months ended March 31, 2012, compared to $29.1 million for the same period of 2011.  Our cost of contract revenue for three months ended March 31, 2012 increased by $7.0 million, or 33.2% (27.5% without foreign exchange effect), to $28.0 million for the three months ended March 31, 2012, compared to $21.0 million for the same period of 2011.  As a percentage of revenue, our cost of contract revenue increased from 42.0% for the three months ended March 31, 2011 to 47.1% for the same period of 2012 due to the increased headcount of employee and vessel leasing fee, the increasing price of consumable parts as well as the increased quantity demands for the projects. As a result, our gross profit margin decreased from 58.0% for the three months ended March 31, 2011 to 52.9% for the same period in 2012.

	For the Three Months Ended
	March 31,
	2012	2011

General and Administrative Expenses	$2,435,274	$1,950,684
Percentage Change	24.8%

General and administrative expenses increased by $0.5 million, or 24.8%, from $2.0 million, or 3.9% of revenues, for the three months ended March 31, 2011 to $2.4 million, or 4.1% of revenues, for the same period of 2012.  The increase in general and administrative expenses was primarily attributable to an increase in other taxes, such as business tax, which is levied in the PRC based on revenue.

	For the Three Months Ended
	March 31,
	2012	2011

Gain on Obligation under Make-Good Escrow	$-	$6,298,527
Loss on Derivative	$(192,957)	$(22,852)

For the three months ended March 31, 2012, we had $0.2 million in net losses from the reductions of estimated obligations to investors that had been incurred as a result of our fourth quarter 2010 Private Placement, as compared to $6.3 million in net gains for the three months ended March 31, 2011. The gain on obligation under the make-good escrow related to our meeting earnings targets both in 2010 and 2011, resulting in release of the contingent liability and a resulting gain, which significantly impacted our other income (expense) for the three months ended March 31, 2011. There is no such gain or loss in 2012 as the make-good escrow expired on December 31, 2011. The loss on derivative related to the fair value adjustment to the embedded derivatives in our preferred shares issued in our 2010 Private Placement. These gains or losses have no income tax effect.

Taxable income increased by 7.3% for the three months ended March 31, 2012, compared to the same period of 2011. Income tax expense increased by $0.5 million, or 7.1%, to $7.3 million for the three months ended March 31, 2012, compared to $6.8 million for the same period of 2011. The applicable income tax was 25%, which was effective on January 1, 2008 in the PRC.

	For the Three Months Ended
	March 31,
	2012	2011

Net Income	$21,668,818	$26,647,614
Percentage Change	-18.7%
Earnings per Diluted Ordinary Share	$0.35	$0.40

As a result of the foregoing, our net income decreased by $5.0 million, or 18.7% (22.0% without foreign exchange effect), to $21.7 million for the three months ended March 31, 2012, compared to $26.6 million for the same period of 2011.

As of March 31, 2012, we had cash of $146.1 million, total current assets $181.5 million, total assets of $302.6 million, total current liabilities of $22.1 million, no non-current liabilities, and a balance to Class A Preferred Shares of $50.0 million. We had a positive operating cash flow for the three months ended March 31, 2012 of $33.8 million, primarily attributable to the decrease in accounts receivable, cost and estimated earnings in excess of billings on contracts in progress, and prepaid expenses.

About China Dredging

China Dredging is one of the leading independent (non-state-owned) providers of specialized dredging services to the Chinese marine infrastructure market. With a modern fleet of ten dredging vessels, China Dredging has broad capabilities with which it is able to address diverse types of dredging projects. Its services, which require significant engineering and project management expertise, include on-site investigation and measurement, cost estimation, sediment and obstruction removal and transport and disposal of dredged material in an environmentally responsible manner. China Dredging conducts dredging operations through Fujian Xing Gang Port Service Co., Ltd., in which it holds a 50% equity interest, with the remaining 50% interest controlled by China Dredging pursuant to variable interest entity agreements.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking" statements regarding China Dredging's operating results and business prospects that involve substantial risks and uncertainties. You can identify some of these forward-looking statements by words or phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "future," "intend," "likely to," "may," "plan," "project," "potential," "predict," "should," "scheduled to," "target," "will," "would," or similar words, as well as statements in the future tense, in connection with any discussion of future operating or financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of China Dredging, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to: continued public spending on PRC marine infrastructure; our ability to manage costs under our fixed-price contracts; our ability to maintain our concentrated customer base; the variable billing and payment cycles associated with our milestone contracts; our ability to maintain adequate working capital; our ability to expand our dredging fleet; unexpected adjustments or cancellations to our backlog; our ability to meet schedule requirements in our contracts; the significant competition in the markets in which we operate; our ability to attract and retain qualified personnel, including executive officers; extensive regulations of our business in the PRC; and political and economic policies of the Chinese government. Additional information and discussion of these risks, uncertainties, and other factors can be found in China Dredging's Annual Report on Form 20-F for the year ended December 31, 2011 and other filings by China Dredging with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this press release are made only as of the date hereof and China Dredging does not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise.

CONTACT: Alfred Ho, CFO of China Dredging, +86-591-8727-1266

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	(Unaudited)
	March 31, 2012	December 31, 2011
Assets
Current assets
Cash	$146,146,866	$112,409,544
Accounts receivable	22,625,611	27,020,183
Cost and estimated earnings in excess of billings on contracts in progress	7,041,713	14,008,972
Prepaid expenses	1,059,825	4,767,072
Inventories	4,630,125	2,048,158
Other receivables	3,520	3,364
Total current assets	181,507,660	160,257,293

Other assets
Prepaid dredger deposits	23,025,010	23,038,180
Security deposits	48,844,780	48,872,718
Property, plant and equipment, net	49,242,976	51,131,051
Total other assets	121,112,766	123,041,949

Total assets	$302,620,426	$283,299,242
Liabilities and equity
Liabilities
Current liabilities
Accounts payable	$3,650,920	$3,653,008
Advance from related companies	13,656	13,664
Income tax payable	7,332,457	8,295,538
Accrued liabilities and other payables	2,625,817	4,045,227
Derivative liability	8,472,784	8,279,827
Total current liabilities	22,095,634	24,287,264
Total liabilities	22,095,634	24,287,264

Class A Preferred Shares, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935, less $0 discount) as of March 31, 2012 and December 31, 2011	50,064,935	50,064,935

Shareholders' equity
Ordinary shares, no par value; 225,000,000 shares authorized; 52,677,323 shares issued and outstanding as of March 31, 2012 and December 31, 2011	-	-
Statutory reserves	15,386,316	15,386,316
Additional paid-in capital	79,185,284	79,185,284
Retained earnings	120,227,914	98,559,096
Accumulated other comprehensive income	15,660,343	15,816,347
Total shareholders' equity	230,459,857	208,947,043

Total liabilities and equity	$302,620,426	$283,299,242

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended
	March 31,
	2012	2011

Contract revenue	$59,499,531	$50,131,369

Cost of contract revenue, including depreciation of $1,864,560 and $1,727,801 for the three months ended March 31, 2012 and 2011, respectively	(28,022,118)	(21,039,964)

Gross profit	31,477,413	29,091,405

General and administrative expenses	(2,435,274)	(1,950,684)

Income from operations	29,042,139	27,140,721

Other income (expense):
Interest income	149,486	72,128
Gain on exchange difference, net	46	-
Gain on obligation under Make-Good Escrow	-	6,298,527
Loss on derivative	(192,957)	(22,852)

Total other (expense) income	(43,425)	6,347,803

Income before income taxes	28,998,714	33,488,524

Income tax expense	(7,329,896)	(6,840,910)

Net income	21,668,818	26,647,614
Accretion of discount on Class A Preferred Shares	-	(5,734,493)

Net income attributable to ordinary shareholders	$21,668,818	$20,913,121

Earnings per ordinary share
- Basic	$0.41	$0.40

- Diluted	$0.35	$0.40

Weighted average number of ordinary shares outstanding
- Basic	52,677,323	52,677,323

- Diluted	62,690,310	62,690,310

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months
	March 31,
	2012	2011

Net income attributable to ordinary shareholders	$21,668,818	$20,913,121

Other comprehensive income
Foreign currency translation (loss) gain	(156,004)	1,414,722

Total comprehensive income	$21,512,814	$22,327,843

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(IN US DOLLARS)

	Ordinary Shares,					Accumulated
	with no Par Value					other	Total
	Number of		Statutory	Additional	Retained	comprehensive	shareholders'
	Shares	Amount	reserves	paid-in capital	earnings	income	equity

Balance as of December 31, 2011	52,677,323	$-	$15,386,316	$79,185,284	$98,559,096	$15,816,347	$208,947,043

Net income	-	-	-	-	21,668,818	-	21,668,818

Foreign currency translation loss	-	-	-	-	-	(156,004)	(156,004)

Balances as of March 31, 2012	52,677,323	$-	$15,386,316	$79,185,284	$120,227,914	$15,660,343	$230,459,857

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended
	March 31,
	2012	2011
Cash flows from operating activities:
Net income	$21,668,818	$26,647,614
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,846,933	1,728,158
Gain on obligation under Make-Good Escrow	-	(6,298,527)
Loss on derivative	192,957	22,852

Changes in operating assets and liabilities:
Accounts receivable	4,377,597	(807,625)
Cost and estimated earnings in excess of billings on contracts in progress	6,956,820	(5,344,982)
Other receivables	(159)	(774)
Prepaid expenses	3,703,227	(3,903,800)
Inventories	(2,582,235)	(3,351,786)
Accounts payable	-	731,152
Income tax payable	(958,004)	2,025,532
Accrued liabilities and other payables	(1,416,885)	804,146
Net cash provided by operating activities	33,789,069	12,251,960

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(1,123,719)
Net cash used in investing activities	-	(1,123,719)

Cash flows from financing activities:
Cash paid for deferred offering expenses	-	(437,295)
Net cash used in financing activities	-	(437,295)

Net increase in cash	33,789,069	10,690,946

Effect of exchange rate changes on cash	(51,747)	639,810

Cash as of the beginning of the year	112,409,544	88,532,472
Cash as of the end of the period	$146,146,866	$99,863,228

Supplemental disclosures of cash flow information:

Cash paid:
Income tax paid	$8,287,901	$4,815,377

Supplemental disclosures of non-cash transactions:

Accretion of discount on Class A Preferred Shares	$-	$5,734,493

Transfer of deposits paid for dredgers to property plant and equipment	$-	$12,541,131